Exhibit 12.1

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2014	2013	2012	2011	2010
	(Dollars in Thousands)
Earnings:
1. Income before income taxes	$27,410	$27,409	$25,184	$21,337	$7,226
2. Plus: interest expense	14,808	11,082	11,776	12,177	14,785

3. Earnings including interest on deposits	42,218	38,491	36,960	33,514	22,011
4. Less: interest on deposits	8,260	5,219	5,408	5,520	6,006

5. Earnings excluding interest on deposits	$33,958	$33,272	$31,552	$27,994	$16,005
Fixed Charges:
6. Interest expense (Line 2)	$14,808	$11,082	$11,776	$12,177	$14,785
7. Less: interest expense on deposits (Line 4)	8,260	5,219	5,408	5,520	6,006

8. Excluding interest on deposits	$6,548	$5,863	$6,368	$6,657	$8,779
Ratio of Earnings to Fixed Charges:
Including interest on deposits (line 3 divided by Line 6)	2.85	3.47	3.14	2.75	1.49
Excluding interest on deposits (line 5 divided by Line 8)	5.19	5.67	4.95	4.21	1.82